United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of June, 2013

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Cavazos Morales

___________________________
Raul Cavazos Morales
Chief Financial Officer.
Date: June 18th, 2013

IR Contact Information: ir@GRUMA.com (52) 81 8399-3349
San Pedro Garza Garcia, N.L., Mexico, June 18, 2013	www.gruma.com

GRUMA REFINANCES ITS US$400 MILLION BRIDGE LOAN FACILITIES,

SUBSTANTIALLY IMPROVING ITS DEBT AMORTIZATION SCHEDULE

San Pedro Garza Garcia, N.L., Mexico; June 18, 2013 - GRUMA, S.A.B. de C.V. (''GRUMA'') (NYSE: GMK, BMV: GRUMAB) announces today that it obtained two long-term credit facilities, with which it liquidated the US$400 million short-term bridge loan facilities that were obtained in December 2012 in order to acquire the stake that Archer-Daniels-Midland Company and its affiliates owned, directly and indirectly, in GRUMA and certain of its subsidiaries. With this refinancing the company substantially improves its debt amortization schedule.

Description of the new credit facilities:

  5-year Syndicated Credit Facility for US$220 million with Cooperatieve Centrale Raiffeisen Boerenleenbank B.A., ''Rabobank Nederland'', New York Branch, as administrative agent, with an average life of 4.2 years and amortizations starting on December 2014, at a rate of LIBOR plus a spread between 150 and 300 basis points based on the company's leverage ratio. BBVA Bancomer, S.A., Institucion de Banca Multiple, Grupo Financiero BBVA Bancomer and Bank of America, N.A., also participated in this facility.

  5-year Syndicated Credit Facility for Ps$2,300 million with Inbursa, S.A., Institucion de Banca Multiple, Grupo Financiero Inbursa, as administrative agent, with an average life of 4.2 years and amortizations starting on December 2014, at a rate of TIIE plus a spread between 162.5 and 262.5 basis points based on the company's leverage ratio. Banco Nacional de Comercio Exterior, S.N.C., Banca de Desarrollo and HSBC Mexico, S.A., Institucion de Banca Multiple, Grupo Financiero HSBC, also participated in this facility.

Founded in 1949, GRUMA, S.A.B. de C.V., is one of the world's leading corn flour and tortilla producers. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Central America, Europe, Asia, and Oceania and exports to more than 100 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 20,000 employees and 85 plants. In 2012, GRUMA had net sales of US$4.9 billion, of which 65% came from non-Mexican operations. For further information please visit www.gruma.com.